May 25, 2006

Kathleen Collins,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Entrust, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 3, 2006

Form 8-K Filed April 25, 2006

File No. 000-24733

Dear Ms. Collins:

On behalf of Entrust, Inc. (the “Company”), I respond to the Staff’s comment letter, dated May 9, 2006, relating to the Company’s annual report on Form 10-K (File No. 000-24733) (the “Annual Report”), filed on March 3, 2006, and the Company’s current report on Form 8-K (File No. 000-24733) (the “Current Report”), filed on April 25, 2006.

For ease of reference, we reproduce below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

General

1. In connection with our prior comment letter dated April 14, 2006, we note that you did not provide, as previously requested, a statement in writing that the company acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Kathleen Collins

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us with these acknowledgments and be advised that a letter signed by counsel would not satisfy the requirement of this comment. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

On behalf of the Company, I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed April 25, 2006

2. Please refer to comment 3 in our letter dated April 14, 2006. We have reviewed your response, as well as your non-GAAP presentation in your most recent 8-K filed April 25, 2006, and believe that the nature, content and format of your non-GAAP Condensed Consolidated Statements of Operations presentation in this 8-K does not appear to comply with Item 100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Additionally, this presentation creates a number of unique non-GAAP measures as each GAAP financial item adjusted to arrive at non-GAAP results, such as Cost of Revenues, Gross Profit, Operating Expenses, among others, are considered non-GAAP financial measures and each require all of the disclosures pursuant to Regulation G, Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Please revise your presentation in future filings to eliminate this presentation or provide disclosures for each unique non-GAAP measure included in this presentation as noted in Question 8 of the FAQ. Further discuss the nature of each expense excluded

Ms. Kathleen Collins

from your non-GAAP measures (stock compensation expense, amortization of intangibles, etc.) their recurring or non-recurring nature, their significance to an investor in evaluating the Company’s financial condition and/or results of operations and whether they related to material known trends, events or uncertainties that must be disclosed.

Response:

The Company hereby advises the staff that in its future filings it will not include any “presentation of the full non-GAAP Condensed Consolidated Statement of Operations”.

For the reasons cited in the prior response letter dated April 21, 2006, however, the Company intends to continue to disclose two non-GAAP financial measures; namely, non-GAAP net income (loss) and non-GAAP earnings per share, which will include adjustments regarding stock option compensation, amortization of purchased intangibles, restructuring charges and impairments of strategic investments. Accordingly, the Company will provide in its future filings disclosures called for pursuant to Item 10 of Regulation S-K, including a discussion of the reasons why the Company’s management believes each non-GAAP financial measure provides useful information, the purposes for which management uses the non-GAAP financial measure, the significance of this information to investors in evaluating the Company’s financial condition, whether they relate to material trends, events or uncertainties that must be disclosed, along with all other presentation and disclosure requirements of this section for each measure, including:

•	A prominent presentation of the most directly comparable GAAP financial measure; and

•	A quantitative reconciliation of the difference between the non-GAAP financial measure and the most directly comparable GAAP financial measure.

Stock option compensation expense and amortization of purchased intangibles are recurring, but non-cash in nature and the Company believes therefore that they are not prohibited non-GAAP adjustments under Regulation G.

Although Restructuring charges and Impairment charges are non-recurring items, the Company has not incurred any such charges within the past 2 years and does not anticipate any further impairments at this time. Consequently, the Company believes that these items are also not prohibited non-GAAP adjustments under Regulation G.

Ms. Kathleen Collins

If you have any questions or comments regarding the enclosed materials, please feel free to call me at (972) 713-5811.

Sincerely,

/s/ David J. Wagner David J. Wagner

cc:	Patrick Gilmore

Thomas Ferraro

(Securities and Exchange Commission)

David Rockvam

Jay Kendry

Scott A. Gibson

Todd Harrold

(Entrust, Inc.)

John Evangelakos

Nikola Uzelac

Gavin Holmes

(Sullivan & Cromwell LLP)